Exhibit 99.1

Pembina Pipeline Corporation Reports Record Annual Results in 2016

Execution of strategy and growth delivered record operational and financial results in 2016
All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Feb. 23, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter of 2016.

Financial Overview

($ millions, except where noted)	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	639	621	650	614
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	163	103	139	110
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	164	123	143	116
Total volume (mboe/d)(3)	1,941	1,727	1,907	1,720
Revenue	1,251	1,242	4,265	4,635
Net revenue(4)	514	407	1,764	1,507
Operating margin(4)	376	304	1,335	1,118
Gross profit	270	237	1,001	866
Earnings	131	130	466	406
Earnings per common share – basic (dollars)	0.29	0.32	1.02	1.02
Earnings per common share – diluted (dollars)	0.28	0.32	1.01	1.02
Adjusted EBITDA(4)	342	269	1,189	983
Cash flow from operating activities	286	285	1,077	801
Cash flow from operating activities per common share – basic (dollars)(4)	0.73	0.79	2.78	2.31
Adjusted cash flow from operating activities(4)	292	280	986	878
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.74	0.77	2.54	2.53
Common share dividends declared	190	168	737	628
Preferred share dividends declared	19	13	69	48
Dividends per common share (dollars)	0.48	0.46	1.90	1.80
Capital expenditures	453	448	1,745	1,811
Acquisition			566

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2016		2015		2016		2015
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	184	118	163	109	719	494	628	401
Oil Sands & Heavy Oil	54	37	56	36	202	140	213	139
Gas Services(5)	82	60	51	33	271	195	208	144
Midstream(5)	194	158	137	123	572	496	458	427
Corporate		3		3		10		7
Total	514	376	407	304	1,764	1,335	1,507	1,118

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Highlights

•	Generated earnings of $466 million in 2016, a 15 percent increase over the prior year;
•	Adjusted EBITDA was $1,189 million during 2016, 21 percent higher than 2015;
•	Cash flow from operating activities was $1,077 million for 2016 compared to $801 million for 2015, an increase of 34 percent on an annual basis. Adjusted cash flow from operating activities increased by 12 percent to $986 million in 2016 compared to 2015;
•	On a per share (basic) basis, cash flow from operating activities increased 20 percent compared to the prior year;
•	Gas Services generated record quarterly and annual revenue volumes of 976 MMcf/d and 836 MMcf/d, respectively, in 2016, representing a quarterly increase of 61 percent and an annual increase of 27 percent;
•	Fourth quarter NGL sales volumes reached a record 164 mboe/d, a 33 percent increase compared to the respective period in 2015. For the full year, NGL sales volumes were a record 143 mboe/d, a 23 percent increase compared to 2015;
•	Conventional Pipelines' fourth quarter revenue volumes increased to 639 mbpd in 2016 compared to 621 mbpd in the fourth quarter of 2015. For the full year, Conventional Pipelines' revenue volumes were 650 mbpd compared to 614 mbpd in 2015; and
•	In 2016, Pembina added over 400 MMcf/d of additional processing capacity in its Gas Services business, increasing its total capacity to approximately 1.7 billion cubic feet per day. This was accomplished through the acquisition of the Kakwa River facility and expansions of the Company's Resthaven and Musreau facilities.

"2016 was a very successful year; I was encouraged to see such strong results amidst the uncertainty that surrounded the oil and gas industry for the majority of the year," said Mick Dilger, Pembina's President and Chief Executive Officer. "Our people worked hard to bring in record operational and financial results during the year, while running our existing businesses safely and responsibly and executing on our significant capital program. Across the board, our many achievements in 2016 are evidence of the merits of sticking to our long-term strategy."

Mr. Dilger added: "I'm very excited for what's sure to be a transformational 2017. We are about to bring into service the largest suite of growth projects in our history. Completion of these projects, along with approximately $1.7 billion of major projects we brought into service throughout 2016, including our Kakwa River facility acquisition, lends confidence in our ability to continue generating long-term and sustainable returns for our shareholders. As we focus on on-time and on-budget delivery of our existing capital program, we are also positioning our company for future opportunities as evidenced by our recent announcement of our Duvernay infrastructure development and service agreement."

New Developments in 2016 and Growth Projects Update

•	Pembina's $2.4 billion Phase III Expansion is over 60 percent complete and construction continues on the largest section of the project between Fox Creek, Alberta and Namao, Alberta. The project continues to track under budget and on-schedule for a mid-2017 in-service date;
•	Development continues on Gas Services' Duvernay infrastructure program. Engineering is 85 percent complete, as are all site grading and piling activities, for its 100 MMcf/d Duvernay I plant. The Field Hub has received all required regulatory and environmental approvals and engineering is 55 percent complete;
•	Overall construction of the Company's third fractionator at Redwater ("RFS III") is 90 percent complete. The project, which continues to trend on-budget, is expected to be completed early in the third quarter of 2017;
•	Pembina continues to advance construction of infrastructure in support of North West Redwater Partnership's planned refinery and has completed 70 percent of the overall project;
•	At Pembina's Canadian Diluent Hub ("CDH"), pipeline connectivity is complete between Pembina's Conventional Pipelines' infrastructure and existing third-party diluent pipeline connectivity at the Company's Redwater site and volumes are flowing to third-party delivery connections. Additionally, 90 percent of civil work associated with CDH is complete; and
•	Pembina's proposed propane dehydrogenation and polypropylene facility ("PDH/PP Facility") was conditionally awarded $300 million in royalty credits from the Alberta Government's Petrochemicals Diversification Program. If the project proceeds, Pembina expects to construct the PDH/PP Facility in close proximity to the Company's Redwater Fractionation complex.

Fourth Quarter Dividends

•	Declared and paid dividends of $0.16 per qualifying common share in October, November and December 2016 for the applicable record dates; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders on record as of November 1, 2016.

Fourth Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, February 24, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the fourth quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 3, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15403233.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307546&s=1&k=839F0601C7C0EB2364CB25344DAD8B85 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2017 Investor Day

Pembina will hold an Investor Day on Tuesday, May 16, 2017 at One King West Hotel in Toronto, Ontario. For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share"), which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended December 31, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:26e 23-FEB-17